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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ____)/*/


                          SI Diamond Technology, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   784249104
                    --------------------------------------
                                (CUSIP Number)


                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 30, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
CUSIP No. 784249104
-------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Citadel Limited Partnership
       FEIN No.:  36-3754834

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A)[ ]
                                                                          (B)[X]
-------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E)                                                    [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.

--------------------------------------------------------------------------------
     NUMBER OF        7  SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 Reporting person has voting and dispositive
   OWNED BY EACH                power over (i) shares of Series E Preferred
     REPORTING                  Stock which, as of the date for the filing
    PERSON WITH                 of this statement, are convertible into
                                2,402,222 shares of Common Stock and (ii)
                                11,254 shares of Common Stock.
                     -----------------------------------------------------------
                     8          SHARED VOTING POWER
                                       -0-
                     -----------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER
                                      See item 7 above.

                     -----------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER
                                          -0-

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              See item 7 above.

--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.54% as of the date for the filing of this statement. (Based on 13,125,083 shares of Common Stock issued and outstanding as of November 12, 1996, plus the Common Stock issuable upon the conversion of the securities referred to in item 7 above.)
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                               Page 2 of 5 Pages

          This Schedule 13D is being filed by the reporting person in order to disclose (i) the ownership by affiliates of the reporting person of convertible preferred stock of the issuer and (ii) the formula pursuant to which the convertible preferred stock of the issuer held by affiliates of the reporting person may be converted into the issuer's common stock. The convertible preferred stock may be fully converted into common stock of the issuer on and after March 1, 1997.

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to shares of common stock, $.001 par value (the "Common Stock"), of SI Diamond Technology, Inc. (the "Issuer") that are issuable to Nelson Partners, a Bermuda exempted general partnership ("Nelson"), and Olympus Securities, Ltd., a Bermuda corporation ("Olympus"), upon conversion of Series E Preferred Stock ("Convertible Securities") held by Nelson and Olympus. The principal executive offices of the Issuer are located at 12100 Technology Boulevard, Austin, Texas 78727.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois limited partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

          During the last five years, Citadel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Citadel either became subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found in violation of federal or state securities laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Citadel is the managing general partner of Nelson and the trading manager for Olympus. The funds used for purchases reported herein are from the accounts of Olympus and Nelson. Citadel has no beneficial ownership interest in any of the funds or other property of Olympus or Nelson, except for Citadel's interest as general partner of Nelson.

          Nelson and Olympus funded $3,000,000 to the Issuer to acquire Convertible Securities pursuant to Subscription Agreements between each of Nelson and Olympus and the Issuer as of January 4, 1996 ("Funding Date").

ITEM 4.   PURPOSE OF TRANSACTION

          The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of the subject Securities on behalf of Nelson or Olympus.

          Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of (i) the Convertible Securities and the shares of Common Stock into which the Convertible Securities are convertible and (ii) the Common Stock, in each case, held by Nelson and Olympus. As of the date for the filing of this statement, Nelson and Olympus collectively own Convertible Securities for which they originally paid $2,720,000 ("Stated Value") and 11,254 shares of Common Stock.

               As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Funding Date) by a conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $3.00 and (ii) 85% of the average closing bid price (as reported by NASDAQ or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

               If the Company's Common Stock is trading at a price less than $3.53, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

               As of the date for the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 2,413,476 shares of Common Stock representing 15.54% of the Issuer's Common Stock (based on (i) 13,125,083 shares of Common Stock issued and outstanding as set forth in the Issuer's most recently filed 10-QSB and (ii) a Conversion Price equal to $1.22).



                                                               Page 3 of 5 pages

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus on behalf of each of Nelson and Olympus.

     (c) The following transactions with respect to the Issuer's common stock have been effected during the 60-day period ending December 30, 1996:


Transaction Date     Transacting Party  Transaction  Quantity  Price
-------------------  -----------------  -----------  --------  -----

November  4, 1996    Nelson             Sell           18,300   1.87
November  4, 1996    Olympus            Sell           18,300   1.87
November  5, 1996    Nelson             Sell            4,500   1.76
November  5, 1996    Olympus            Sell            4,500   1.76
November  5, 1996    Nelson             Sell           16,250   1.75
November  5, 1996    Olympus            Sell           16,250   1.75
November 15, 1996    Nelson             Sell            2,500   2.25
November 15, 1996    Olympus            Sell            2,500   2.25
November 22, 1996    Nelson             Sell            2,950   2.21
November 22, 1996    Olympus            Sell            2,950   2.21
November 26, 1996    Nelson             Sell           20,000   2.13
November 26, 1996    Olympus            Sell           20,000   2.13
November 27, 1996    Nelson             Sell           17,500   2.14
November 27, 1996    Olympus            Sell           17,500   2.14
December  2, 1996    Nelson             Sell            7,500   2.05
December  2, 1996    Olympus            Sell            7,500   2.05


    (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and the Common Stock held by them, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Nelson and Olympus have the right to receive any dividends from and the proceeds from the sale of the Convertible Securities and Common Stock held by them. As described in Item 3 above, Citadel is the managing general partner of Nelson and the trading manager for Olympus. As a result, Citadel has the power to vote and dispose of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          No exhibits are required to be filed as part of this Schedule 13D.



                                                               Page 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 1996                 Citadel Limited Partnership

                                         By:  GLB Partners, L.P.,
                                              its general partner

                                         By:  Citadel Investment Group, L.L.C.,
                                              its general partner

                                         By:
                                              /S/ Kenneth C. Griffin,
                                              -----------------------
                                              its manager



                                                               Page 5 of 5 Pages